FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

Organigram Holdings Inc.
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

January 10, 2018

Item Three - News Release

The attached news release was issued in Moncton, New Brunswick, on January 10, 2018, via Marketwired.

Item Four - Summary of Material Change

On January 10, 2018, Organigram Holdings Inc. (TSXV:OGI) (OTCQB:OGRMF) (“Organigram” or the “Company”) announced the entering into of a letter of engagement with Eight Capital under which Eight Capital, together with a syndicate of underwriters, agreed to purchase, 100,000 convertible debentures of the Company on a bought deal basis pursuant to the filing of a short form prospectus for gross proceeds of $100,000,000.

Item Five - Full Description of Material Change

On January 10, 2018, Organigram announced that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of underwriters (the “Underwriters”) 100,000 convertible debentures (the “Convertible Debentures”) of the Company on a bought deal basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price of $1,000 per Convertible Debenture (the “Issue Price”) for gross proceeds of $100,000,000 (the “Offering”).

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Convertible Debentures at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $15,000,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $115,000,000.

The Convertible Debentures will have a maturity date of two years from the closing date of the Offering (the “Maturity Date”) and will bear interest from the date of closing at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company (“Common Shares”) at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $5.42 per Common Share (the “Conversion Price”). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the Common Shares be greater than $7.05 for any 10 consecutive trading days.

The Company intends to use the net proceeds of the Offering to fund its international expansion strategy, and to potentially expand into other regions in Canada and build a presence in the hemp market. In addition, the Company intends to use a portion of the net proceeds of the Offering for working capital and general corporate purposes.

As consideration for their services in connection with the Offering, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds of the Offering.

The closing date of the Offering is scheduled to be on or about January 31, 2018 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

Item Six – Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Michael Tripp, Chief Legal Officer (506) 804-2552.

Item Nine – Date of Report

January 11, 2018

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Organigram Announces $100 Million Bought Deal Financing

Company intends to leverage proceeds to solidify leadership position within domestic and global cannabis markets

Moncton, New Brunswick – January 10, 2018 – Organigram Holdings Inc. (TSXV:OGI) (OTCQB:OGRMF) (“Organigram” or the “Company”) is pleased to announce that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of Underwriters (the “Underwriters”) 100,000 convertible debentures (the “Convertible Debentures”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price of $1,000 per Convertible Debenture (the “Issue Price”) for gross proceeds of $100,000,000 (the “Offering”).

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Convertible Debentures at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $15,000,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $115,000,000.

The Convertible Debentures will have a maturity date of two years from the closing date of the Offering (the “Maturity Date”) and will bear interest from the date of closing at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company (“Common Shares”) at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $5.42 per Common Share (the “Conversion Price”). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the Common Shares be greater than $7.05 for any 10 consecutive trading days.

The Company intends to use the net proceeds of the Offering to fund its international expansion strategy, and to potentially expand into other regions in Canada and build a presence in the hemp market. In addition, the Company intends to use a portion of the net proceeds of the Offering for working capital and general corporate purposes.

As consideration for their services in connection with the Offering, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds of the Offering.

The closing date of the Offering is scheduled to be on or about January 31, 2018 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the applicable securities regulatory authorities.

The Offered Securities will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSXV listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on solidifying its position as one of the world’s leading producers of indoor-grown marijuana by continuing its expansion and constructions plans and by producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Forward-looking statements

This news release may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements herein include but are not limited to statements regarding the Offering, the use of proceeds, receipt of requisite TSXV and securities regulatory approvals, land development, construction and expansion plans and anticipated future production capacity, and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, the Company disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This news release contains information obtained by the Company from third parties and believes such information to be accurate but has not independently verified such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact:

Greg Engel
Chief Executive Officer
gengel@organigram.ca

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca